Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation and Subsidiary Companies

Millions of Dollars, Except for Ratios	2005	2004	2003	2002	2001
Earnings:
Income from continuing operations	$1,026	$604	$1,056	$1,265	$934
Equity earnings net of distributions	(48)	(47)	15	(34)	(48)
Total earnings	978	557	1,071	1,231	886
Income taxes	410	252	581	680	545
Fixed charges:
Interest expense including amortization of debt discount	504	527	574	632	700
Portion of rentals representing an interest factor	220	206	169	172	177
Total fixed charges	724	733	743	804	877
Earnings available for fixed charges	$2,112	$1,542	$2,395	$2,715	$2,308
Ratio of earnings to fixed charges	2.9	2.1	3.2	3.4	2.6